

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 17, 2023

Orlando Zayas
Chief Executive Officer
Katapult Holdings, Inc.
5204 Tennyson Parkway, Suite 500
Plano, TX 75024

   Re: Katapult Holdings, Inc.
     Registration Statement on Form S-3
     Filed April 6, 2023
     File No. 333-271169

Dear Orlando Zayas:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Rucha Pandit at (202) 551-6022 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Trade & Services

cc: Nicole Brookshire